1066122

3-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Contacts:

Tele Nordeste Celular Participações S.A.
Walmir Urbano Kesseli
55.81.3216.2591
Fabíola Almeida
55.81.3216.2594
fabiola.almeida@timnordeste.com.br
Polyana Maciel
55.81.3216.2593
polyana.maciel@timnordeste.com.br
Leonardo Wanderley
55.81.3216.2813
leonardo.wanderley@timnordeste.com.br

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES FOURTH QUARTER 2001 RESULTS

Recife, Brazil (March 1, 2002) – Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the fourth quarter of 2001 in accordance with Brazilian GAAP.

- **16.3% growth in clients base during the year, reaching 1.76 million;**
- **65% market share at the end of December 2001 – stable since July 2000;**
- **EBITDA margin of 40.9% in 2001, with EBITDA growing by 26% year-over-year to R$337.7 million;**
- **Reduction of 66.9% in bad debt expenses compared to 2000, representing 3.1% of gross revenue.**

Operational Highlights

Commercial activities during the fourth quarter of 2001 resulted in the consolidated gross addition of 149,616 clients, of which 119,306, or 79.7%, were prepaid. During all of 2001, consolidated gross additions totaled 545,076, of which 74.8% (407,723) 2343 pre-paid. Consolidated net additions during the fourth quarter of 2001 totaled 76,635 clients, all prepaid, as a result of the disconnection of 14,001 post-paid clients because of delinquency. Excluding those disconnections, the consolidated net additions for the quarter totaled 90,636. Consolidated net additions for the full year 2001 were 246,660, all in the pre-paid system, following the disconnection of 51,464 clients due to non-payment. These disconnections were carried out to clean up the client base and reduce the bad debt expense. Excluding them, the consolidated net additions for the year were 298,124.

The company had a total of 1,757,660 clients on December 31, 2001, of which 785,455 (47.6%) where post-paid clients and 972,205 (55.3%) were prepaid clients. The market share at the end of 2001 was estimated at 65%.

As a result of the intensification of the collections and billing activities and the adoption of rigorous collections and polices, the bad debt levels showed an improvement throughout 2001. During the fourth quarter of de 2001, the bad debt was 2.2% of gross revenue, against 1.3% during the third quarter and 8.3% during the fourth quarter of 2000. Management considers that the slight upturn in bad debt during the fourth quarter is normal, and is confident that it is being rigorously controlled month by month. The sharp year-over-year reduction is proof of the effectiveness of the policies adopted by the operating companies of Tele Nordeste Celular.

For the year 2001, the bad debt expenses totaled approximately R$32.8 million, or 3.1% over the gross revenue, representing a 66.2% reduction over 2000 (R$99.3 million, 9.2% over gross revenue).

During the fourth quarter of 2001, in an effort to increase traffic on the pre-paid system, there were two launches of new products: Timmy Quarteto (where the client chooses three TIM numbers (pre or post-paid) within the Tele Nordeste Celular coverage area, or two TIM numbers and one fixed-line numbers, registers the numbers as a Timmy-Quarteto and pays a deeply-reduced tariff) and Timmy Ware (the new pre-paid TIM cellular handset, Nokia 3320/Gradiente Freedom, which comes with 50 Reals in credits, and offers clients Tim Flash, e-message, Tim Wap and Fala Galera-Caixa Postal which can send voice messages to groups of up to 8 persons, and still can take part in the Timmy Quarteto and the Radar do Timmy Quarteto plans).

The national promotional Christmas campaign was designed to attract both the post-paid and pre-paid segments through the offering of the following products: Kit Presente (Nokia 3320/Gradiente Freedom for pre- and post-paid systems with a basket of value-added services free for a month), Timmy Wave and Timmy Hits Pop Rock.

SAC (not revised)

The subscriber acquisition cost for 4Q01 was R$156, compared to R$112 during the third quarter of 2001 and R$80 during the fourth quarter of 2000. For the full year, the subscriber acquisition cost was R$128, compared to R$127 during 2000.

Financial Highlights

Tele Nordeste Celular's consolidated net income for the fourth quarter of 2001 was R$28.8 million, against R$14.4 million in 3Q01, and resulting in a consolidated net income for the year of $65.5 million, or R$0.19 per 1000 shares, compared with R$12.9 million net income during the fourth quarter of 2000 and R$26.7 million for 2000.

For the fourth quarter of 2001, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$92.6 million and R$42.4 million, respectively, representing an EBITDA margin of 41.8% and an EBIT margin of 19.2% over the consolidated net revenue, compared to EBITDA of R$90 million and EBIT of R$43.5 million, representing an EBITDA margin of 44.8% and EBIT margin of 21.7% for the third quarter of 2001, and, compared to EBITDA of R$81.8 million and EBIT of R$39.9 million, representing EBITDA margin of 37.5% and EBIT margin of 18.3% over the consolidated net revenue reported for the fourth quarter of 2000.

Accumulated for the year 2001, consolidated EBITDA and EBIT were R$337.7 million and R$155.3 million, respectively, representing EBITDA and EBIT margins of 40.9% and 18.8% over the consolidated net revenue, compared to a consolidated EBITDA and EBIT of R$267.6 million and R$129.6 million, respectively, representing an EBITDA margin of 31.6% and an EBIT margin of 15.3% during the same period of 2000.


EBITDA (in US$000)
100
80
60
40
20
00
1Q/00
2Q/00
3Q/00
4Q/00
1Q/01
2Q/01
3Q/01
4Q/01

Consolidated net operating revenue for the fourth quarter of 2001 reached R$221.4 million, against R$200.8 million during the third quarter of 2001 and R$218.3 million during the fourth quarter of 2000. For the year, consolidated net operating revenue reached R$826.3 million, against R$845.6 million during 2000.

Consolidated net operating revenue during the fourth quarter of 2001 grew by 10.3% quarter-over-quarter. This growth was due to the 8.1% increase in telecom services revenue, caused by an increase in traffic in the quarter, a function of seasonality typical to the region, where the flow of tourists is significantly higher, as well as the extraordinary increase of 183.8% in revenues from handset sales, thanks to the year-end promotional campaigns. Compared to the fourth quarter of 2000, net operating revenue grew by 1.4%, including a 2.5% growth in telecom service revenue.

Consolidated net operating revenue for the year 2001 represented a decrease of 2.3% over 2000. This was a function of the decision taken by the controlled operators of Tele Nordeste Celular to only supply cellular handsets and accessories through their own shops, which resulted in a 71.6 fall in these sales in relation to last year. Excluding handset and accessory sales, telecom service revenues grew by 5% year-over-year.



Net Operating Revenue (in US$000)
230
220
210
200
190
1Q/00
2Q/00
3Q/00
4Q/00
1Q/01
2Q/01
3Q/01
4Q/01

Selected Consolidated Financial Data (in thousands of Reais)

	2001		2000	Accumulated for the year	
	4° Qtr.	3° Qtr.	4° Qtr.	2001	2000
Revenue					
- Usage charges	122,525	106,171	115,971	439,197	490,475
- Monthly subscription payments	47,753	49,387	39,942	183,669	170,305
- Network usage charges	98,727	92,176	102,977	376,225	302,452
- Sales of handsets	16,524	6,315	20,741	47,976	116,.554
- Other	2,913	1,022	362	7,486	952
Subtotal	288,442	255,066	279,993	1,054,553	1,080,738
- Value added and other indirect taxes	(67,009)	(54,264)	(61,713)	(228,303)	(235,118)
Net Operating revenue	221,433	200,802	218,280	826,250	845,620
Cost of services and of goods sold					
- Depreciation e amortization	(33,737)	(32,748)	(29,373)	(127,660)	(108,695)
- Personal	(2,272)	(2,311)	(1,535)	(9,585)	(8,014)
- Materials and services	(128)	(106)	(122)	(477)	(547)
- Circuit leasing and related expenses	(6,196)	(7,741)	(9,508)	(29,952)	(34,066)
- Leases and insurance	(2,902)	(2,545)	(2,445)	(11,762)	(9,922)
- Cellularehandset costs	(15,193)	(8,497)	(15,307)	(47,323)	(107,123)
- Fistel	(262)	(263)	(345)	(949)	(979)
- Plant support and maintenance	(2,764)	(1,536)	(5,134)	(7,785)	(10,132)
- Network usage charges	(31,968)	(33,505)	(22,445)	(120,345)	(94,641)
- Other	(1,376)	(1,341)	(1,433)	(6,451)	(6,583)
Subtotal	(96,798)	(90,593)	(87,647)	(362,289)	(380,702)
Gross Profit	124,635	110,209	130,633	463,961	464,918

Consolidated gross profit for the fourth quarter of 2001 rose by 13.1% compared to the previous quarter. This growth was due to the 10.3% increase in net operating revenues, which also resulted in a 6.8% increase in costs. In relation to the fourth quarter of 2000, gross profit declined by 4.6%, due to a 42.4% increase in interconnection costs related to the increased traffic, as well as higher depreciation, amortization, and personnel costs.

For the full year 2001, consolidated gross profit was 0.2% less than in 2000.


Gross Profit (in US$000)
150
100
50
00
1Q/00
2Q/00
3Q/00
4Q/00
1Q/01
2Q/01
3Q/01
4Q/01

Selected Consolidated Financial Data (in thousands of Reais)

	2001		2000	Accumulated for the year	
	4°Q	3°Q	4°Q	2001	2000
Operating Expenses					
- Selling	48,734	36,332	63,702	187,996	233,850
- General and administrative	23,395	24,638	24,876	95,986	87,892
- Other operating expenses, net	8,189	5,725	2,174	22,782	13,555
Subtotal	**80,318**	**66,695**	**90,752**	**306,764**	**335,297**
- Net financial expenses (excluding interest on equity)	(632)	15,347	21,205	42,158	82,317
Total	79,686	82,042	111,957	348,922	417,614

Consolidated net operating expenses decreased 2.9% compared to the second quarter of 2001, due to markedly lower consolidated net financial expenses, which compensated for a 34.1% increase in sales expenses (mainly marketing and commissions) stemming from the year-end promotions. When compared to the fourth quarter of 2000, the reduction was 28.8% due to lower consolidated net financial and sales expenses – especially lower bad debt expenses, which compensated for the increase in the consolidated in other operating expenses.

For the year 2001, consolidated net operating expenses fell by 16.4% compared to 2000. This drop was caused by significantly lower bad debt expenses and lower sales (marketing and commission) expenses, which made up for the increase in general and administrative expenses during the year.

Consolidated bad debt expenses during the fourth quarter of 2001 reached R$6.5 million, representing 2.2% over the gross revenue, an increase of 91.3% (from $3.4 million to R$6.5 million) from the third quarter of 2001, and a reduction of 72.3% when compared to the fourth quarter of 2000 (from R$23.4 million to R$6.5 million).

Accumulated for the year 2001, consolidated bad debt expenses reached R$32.8 million, representing 3.1% over the gross revenue, and a reduction of 65.3% when compared to 2000 (from R$99.3 million to R$32.8 million). The company's management expects to maintain these low levels of bad debt throughout the year 2002.


Net Operating Expenses (in US$000)
150
100
50
00
1Q/00
2Q/00
3Q/00
4Q/00
1Q/01
2Q/01
3Q/01
4Q/01

Goodwill

On June 30, 2000 Tele Nordeste Celular and its operating companies completed a restructuring that resulted in the transfer of the premium paid during the privatization process from Bitel Participações S.A., the parent company of Tele Nordeste Celular, for each one of the operating companies. This restructuring is aimed at taking advantage of a fiscal benefit estimated at R$200 million over 8 years, through to 2008, which will be incorporated into their share capital by the operating companies, with significant financial benefits for them. A proposal for the merger of the operating companies is awaiting Anatel approval.

On December 31, 2001, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholder's equity, was R$25.2 million, of which R$6.3 million were in the 4th quarter, generating a fiscal benefit on the order of R$23.2 million.

Capitalization of Fiscal Benefit

The Administration will submit to the General Shareholder's Meeting a proposal to increase the capital of Tele Nordeste Celular and its operating subsidiaries by the amount corresponding to the respective fiscal benefits in each company.

Capitalization of Retained Earnings

Considering that the limit for earnings reserves in relation to shareholder's equity set by Article 199 of Lei 6.404/76, the Administration will submit to the General Shareholder's Meeting a proposal for a capital increase for Tele Nordeste Celular in the amount of R$78.8 million, corresponding to a portion of the retained earnings account.

Dividends and Interest on Equity

Management is proposing an annual distribution equal to 25% of adjusted net income, to which has been added R$70.0 million from the estimated earnings reserve, net of 5% (R$3.3 million) legal reserve reduction and R$14.8 million to be accrued in the dividends payable reserve.

This amount is equivalent to a total dividend distribution of R$18.2 million, or R$0.05 per a lot of 1,000 shares (net of income taxes), to be paid in part as interest on equity in equal terms to holders of all shares types in accordance to Brazilian legislation, and the remainder a supplementary dividends.

The dividend payment date will be decides at the General Shareholders' Meeting to be held in the first half of April, 2002.

Dividends Payable Reserve

Management proposed the formation of a reserve for dividends payable in the amount of R$ 14,825, subject to the approval of the Shareholders' Meeting, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Common General Meeting approving allocation of net income for the current year and dividend distribution.

ARPU (not revised)

The blended average revenue per user (ARPU), net of taxes, for the fourth quarter of 2001 was R$41.57 per month, compared to R$40 per month in the third quarter of 2001, and R$47.07 per month in the fourth quarter of 2000. The quarter-over-quarter increase in ARPU is due to the growth in telecommunications service revenue. The reduction in ARPU compared to a year ago is a result of the increase in the proportion of the pre-paid clients in the client base. In December, the customer base was 55.3% pre-paid, and 44.7% post-paid.

Accumulated for the year 2001, the consolidated average per use (ARPU) was R$41.20, versus R$46.45 in 2000. In 2001, the operating companies controlled by Tele Nordeste Celular continued to partially block lines of delinquent customers, and only incoming call revenue is generated for those clients.

Competition (not revised)

The Company estimates that its market share at the end of the fourth quarter of 2001 was approximately 65% in terms of number of accesses. The penetration rate in the region at the end of December 2001 was estimated at 10.3%, against the Brazilian average of roughly 19.1% (28.7 million lines).

Debt Profile

Consolidated debt on September 30, 2001, was R$348.3 million, with R$39 million maturing in the short-term. The R$186.3 million in foreign currency debt was completely converted to Reais with fixed costs, in line with the policy the company's controlling shareholder to minimize exposure to foreign currency risks and interest rate fluctuations. Consolidated net debt as of December 31 was on the order of R$176 million, a reduction of 50.3% compared to the end of 2000.

Capital Expenditures

Tele Nordeste Celular and its operating companies strive for excellence through continuous technological development and the perfection of quality in customer care.

The capital investment program for the year 2001 was successfully completed, totaling R$132 million. The investments were directed to expansion, digitalization and optimization of the network, as well as improvements in the company's information systems, new services, and Internet access facilities.

As of December 31, 2001 the Company had 895 radio base stations (RBEs), of which 10 were mobile and provided service in 307 municipalities that corresponded to coverage of 75% of the population. Network digitalization was on the order of 75.2%; that is, 75.2% of the voice channels were digital, with 94% of the clients using digital handsets.

Human Resources

The key to differentiating a business in the new millennium will be the investment in people. Therefore, it is with great satisfaction that the management of Tele Nordeste Celular and its operating companies recognize the high degree of qualification of their employees, a recognition which is shared by all of the companies stakeholders and the market in which it operates.

Highlights of 2001:

a) Increased productivity (as shown on the graph below);
b) The growth in capacity of the employees, receiving on average 140 hours of training (above the Brazilian average);
c) The establishment of the "company gym" and the "vocal conservation" in the Call Centers of Recife and Fortaleza;
d) The implementation of a medical program to monitor occupational health and quality of life;
e) The remodeling of the intranet, amplifying the channels of communication among employees, contributing to a common identity and strengthening the corporate culture.

Productivity Evolution (Clients per employee)


1.400
1.200
1.000
800
600
400
200
-
1998
1999
2000
2001

[redacted]

Consolidated Statistics

	4Q01	3Q01	2Q01	1Q01	4Q00
Clients					
- *Total*	1,757,660	1,681,025	1,624,834	1,556,619	1,511,000
Net additions	76,635	56,191	68,215	45,619	28,327
Market share (%)	65	65	65	66	65
Market share marginal (%)	61	58	55	77	100
Growth over same period of the previous year (%)	16.32	13,4	15,1	18,5	27,0
Estimated population of region (in millions)	27.2	27.2	27.0	26.3	26.3
Penetration rate (%)					
- Tele Nordeste	6.6	6.4	6.2	5.9	5.7
- Total	10.3	9.8	9.5	9.0	8.7
Municipalities covered	307	307	307	307	307
MOU total	132.6	130	132	136	166
Churn total (%)	4.2	4.1	4.3	5.8	8.2
Blended ARPU (R$)	41.20	40.00	41.42	41.83	47.07
SAC - *Subscriber acquisition cost (R$)*	156	112	143	100	80
Digitalization rate (%)					
- Network	75	75	74	74	74
- Clients	94	93	92	90	87
Coverage					
- Population	75	75	75	75	75
- Geographical area	29	29	29	29	29
Workforce	1,367	1,448	1,570	1,648	1,628

EBITDA (in thousands of Reais)

	4Q01	3Q01	2Q01	1Q01	2001
Net operational revenue	221,433	200,802	201,755	202,260	826,250
Operational income	34,067	28,167	22,097	19,826	104,157
Depreciation	42,014	40,242	37,118	35,993	155,367
Amortization of the goodwill	6,297	6,293	6,294	6,297	25,181
Financial income	(11,682)	(8,120)	(8,385)	(4,501)	(32,688)
Financial expenses	21,933	23,467	18,714	21,615	85,729
EBITDA	**92,629**	**90,049**	**75,838**	**79,230**	**337.746**
% EBITDA	**41.8**	**44.8**	**37.6**	**39.2**	**40.9**

	4Q00	3Q00	2Q00	1Q00	2000
Net operational revenue	218,280	202,070	210,757	214,513	845,620
Operational income	9,269	2,004	(1,009)	26,406	36,670
Depreciation	35,597	33,517	29,681	26,094	124,889
Amortization of the goodwill	6,295	5,053	1,767	-	13,115
Financial income	(7,099)	(1,256)	(468)	(4,028)	(12,851)
Financial expenses	37,712	20,259	22,826	25,006	105,803
EBITDA	**81,774**	**59,577**	**52,797**	**73,478**	**267,626**
% EBITDA	**37.5**	**29.5**	**25.1**	**34.3**	**31.6**

Balance Sheet

December 31, 2001 and 2000
(in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000 (*)	2001	2000 (*)
Assets				
Curent assets				
Cash equivalents	664	567	172,266	53,075
Trade accounts receivable	-	-	155,398	192,902
Inventory	48	28	6,147	18,289
Recoverable taxes	2,578	3,394	29,339	28,939
Deferred income and social contribution taxes	584	1,080	41,943	42,039
Dividends and interest on shareholders' equity	18,235	8,619	-	-
Other assets	844	1,242	2,186	13,793
	22,953	14.930	407,279	349,037
Noncurrent assets				
Deferred income and social contribution taxes	3,218	-	146,415	166,863
Loan to subsidiaries	3,343	18,679	-	-
Other assets	25	-	10,782	3,037
	6,586	18,679	157,197	169,900
Permanent assets				
Investments	627,142	561,769	13,712	-
Property, plant and equipment	4,293	5,096	687,747	718,578
Deferred charges	-	-	-	1,738
	631,435	566,865	701,459	720,316
	660,974	600,474	1,265,935	1,239,253

(*) Reclassified

Balance Sheet

December 31, 2001 and 2000
(in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000 (*)	2001	2000 (*)
Liabilities				
Current liabilities				
Suppliers	425	787	77,445	86,039
Financing and loans	-	-	30,441	49,268
Debentures	-	-	8,589	7,573
Taxes payable	481	962	33,636	21,745
Salaries and vacation pay	2,593	1,358	6,739	5,534
Subsidiaries	10,690	1,556	-	-
Dividends and interest on shareholders' equity	21,138	11,605	31,060	19,212
Other liabilities	3,631	8,322	23,063	19,428
	38,958	24,590	210,973	208,799
Noncurrent liabilities				
Financing and loans	-	-	109,281	150,202
Debentures	-	-	200,000	200,000
Provision for contingencies	40	-	2,703	903
	40	-	311,984	351,105
Minority interest	-	-	121,002	103,465
Shareholders' equity				
Capital stock	186,054	108,843	186,054	108,843
Capital reserves	193,083	204,068	193,083	204,068
Profit reserves	118,511	170,405	118,511	170,405
Retained profits	124,328	92,568	124,328	92,568
	621,976	575,884	621,976	575,884
	660,974	600,474	1,265,935	1,239,253

(*) Reclassified

Statement of Income

For the years 2001 and 2000
(in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000	2001	2000
Revenues				
Telecommunications services and sale of goods	-	-	1,054,553	1,080,738
Deductions	-	-	(228,303)	(235,118)
Net revenues	-	-	826,250	845,620
Cost of goods sold and services rendered	-	-	(362,289)	(380,702)
Gross profit	-	-	463,961	464,918
Operating revenues (expenses)				
Selling expenses	-	-	(187,996)	(233,850)
Administrative and general expenses	(8,172)	(9,413)	(95,470)	(86,578)
Directors' fees	(516)	(1,314)	(516)	(1,314)
Financial expenses	(10,252)	(7,970)	(85,729)	(105,803)
Financial income	565	2,285	32,688	12,852
Equity in income of subsidiaries	75,974	39,125	(1,888)	-
Other operating income	766	-	16,846	7,830
Other operating expenses	(1,795)	(1,481)	(39,628)	(21,384)
Operating income (loss)	56,570	21,232	102,268	36,671
Nonoperating income	54	10	3,885	4,194
Nonoperating expenses	(348)	(1)	(6,040)	(1,753)
Income before reversal of interest on shareholders' equity and income and social contribution taxes	56,276	21,241	100,113	39,112
Income and social contribution taxes	2,722	-	(20,123)	(9,915)
Reversal of interest on shareholders' equity	8,000	7,690	10,883	10,634
Employee profit sharing	(1,468)	(787)	(3,832)	(2,117)
Net income (loss) before minority interest	65,530	28,144	87,041	37,714
Minority interest	-	-	(21,511)	(11,060)
Net income (loss)	65,530	28,144	65,530	26,654
Net income (loss) per lot of a thousand shares	0.19	0.08		
Number of shares at year end (thousands)	337,768,635	334,399,028		

Statements of Changes in Shareholders' Equity

Years ended December 31, 2001 and 2000
(In thousands of Reais)

		Capital Reserve	Profit reserves					
	Capital	Special Premium	Statutory Reserve	Legal Reserve	Realizable Profit Reserve	Dividends payable	Retained Earnings	Total
Balances at December 31, 1999	108,943	-	87,154	11,848	79,920	-	66,226	354,091
Partial spin-off	(100)	-	-	-	-	-	-	(100)
Premium reserve	-	204,068	-	-	-	-	-	204,068
Realization of realizable profit reserve	-	-	-	-	(9,924)	-	9,924	-
Net income for the year	-	-	-	-	-	-	28,144	28,144
Allocation:								
- Legal Reserve	-	-	-	1,407	-	-	(1,407)	-
- Dividends	-	-	-	-	-	-	(2,629)	(2,629)
- Interest on own capital	-	-	-	-	-	-	(7,690)	(7,690)
Balances at December 31, 2000	108,843	204,068	87,154	13,255	69,996	-	92,568	575,884
Capital increase with reserves	77,211	(10,985)	-	-	-	-	(66,226)	-
Realization of realizable profit reserve	-	-	-	-	(69,996)	-	69,996	-
Net income for the year	-	-	-	-	-	-	65,530	65,530
Allocation:								
- Legal Reserve	-	-	-	3,277	-	-	(3,277)	-
- Dividends	-	-	-	-	-	-	(11,438)	(11,438)
- Reserve for dividends payable	-	-	-	-	-	14,825	(14,825)	-
- Interest on own capital	-	-	-	-	-	-	(8,000)	(8,000)
Balances at December 31, 2001	186,054	193,083	87,154	16,532	-	14,825	124,328	621,976

Statements of Changes in Financial Position

Years ended December 31, 2001 and 2000
(in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000 (*)	31.12.2001	31.12.2000 (*)
Sources of funds				
Operations				
Net income for the year	65,530	28,144	65,530	26,654
Items not affecting working capital:				
Depreciation	1,224	1,068	155,367	124,889
Residual value of fixed asset disposals	55	227	7,441	2,664
Equity in net income of subsidiaries	(77,862)	(39,125)	-	-
Equity in net income of subsidiaries	1,888	-	1,888	-
Price-level restatement increments to noncurrent liabilities	-	-	38,716	10,118
Price-level restatement increments to noncurrent assets	(205)	-	-	-
Loss for change in shareholdings in subsidiaries and affiliate companies	1,866	-	-	-
Minority interests	-	-	21,511	11,060
	(7,504)	(9,686)	290,453	175,385
From shareholders				
Net assets incorporated from the partial spin-off of parent Company	-	-	-	204,068
From third parties				
Debentures	-	-	-	200,000
Loan and financing	-	-	-	178,163
Dividends	9,188	3,665	-	-
Interest on own capital	10,647	10,533	-	-
Transfer from noncurrent assets to current assets	64,261	25,267	26,618	46,610
Provision for contingencies	40	-	1,800	-
Other liabilities	-	-	-	3,373
	84,136	39,465	28,418	428,146
	76,632	29,779	318,871	807,599
Aplications of working capital				
Noncurrent assets	51,963	12,374	13,915	215,569
Investments	11,100	4,500	11,100	-
Property, plant and equipment	476	1,782	131,977	202,111
Dividends	11,438	2,629	11,438	2,629
Interest on own capital	8,000	7,690	8,000	7.690
Transfer of noncurrent liabilities to current liabilities	-	-	79,637	92,427
Minority interest	-	-	3,974	5,245
Partial spin-off	-	100	-	100
Net effect on assets and liabilities for dilution of shareholdings in subsidiaries	-	-	2,762	-
	82,977	29,075	262,803	525,771
Increase (decrease) in net working capital	(6,345)	704	56,068	281,828
Changes in working capital				
Beginning of year	(9,660)	(10,364)	140,238	(141,590)
End of year	(16,005)	(9,660)	196,306	140,238
Increase (decrease) in net working capital	(6,345)	704	56,068	281,828

(*) Reclassified

Tele Nordeste Celular Participações S.A.

CGC: 02.558.156/0001-18

NIRE: 26.3.0001109-3

Management Report

To Shareholders,

In conformity with legal and statutory provisions, the Management of Tele Nordeste Celular Participações S.A. is pleased to present its Shareholders the Management Report and Consolidated Financial Statements of the Company, together with the Independent Auditor's Report for the year ended in December 31, 2001.

1. Introduction

The year of 2001 was branded by the search of Shareholders´ rich maximization in the controlled companies of Tele Nordeste Celular. Growth with profitability was the strategy adopted by Tele Nordeste Celular. It also was the year in witch the number of mobile phone clients surpassed that of fixed line clients in Latin America, positioning the mobile telephone as the means of communication for the third millennium.

A survey by *Pirâmide Research* revealed that the mobile phone service penetration rate was 17% versus 16.9% for the wireline services. The survey also stressed that the advantages of mobile services will become more marked when new operators enter the Latin-American market looking for prospective customers for the 2.5th and 3rd Generations. The survey also shows that the penetration rates may reach 35% for cellular service and 20% for wireline service by 2006.

Brazil, as an emerging market, has experienced extraordinary growth of mobile telephone service, with an increase in clients exceeding 532% in four years. By the end of 2001, there were approximately 28.7 million active cell telephone lines in the country, representing a penetration rate of 17%.

In the areas of the operators controlled by Tele Nordeste Celular, Area 10, which is comprised of the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, the growth was about 486% over the past four years. Today, mobile phone penetration in the region is approximately 10.3%

The growth in the number of clients is not the only kind of advancement that is drawing attention. Cellular service has also been undergoing extraordinary technological development, enabling the introduction of several new value-added services, such as short messaging, Internet access and "chat".

The companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. e Telasa Celular S.A., the Band A operating companies in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, respectively. The table below demonstrates the shareholdings interest of Tele Nordeste Celular in the capital of its subsidiaries:

Company	% Capital	
	Voting Shares	Total
Telepisa Celular S.A.	97.5	78.9
Teleceará Celular S.A.	85.6	79.6
Telern Celular S.A.	92.6	75.4
Telpa Celular S.A.	94.9	71.9
Telpe Celular S.A.	94.9	77.7
Telasa Celular S.A.	97.2	78.0

Together, the operators controlled by Tele Nordeste Celular serve over 1,757,000 clients. They operate with digital technology (*Time Division Multiple Access – TDMA*), enabling the provision of a variety of value-added services, in addition to maintaining analog voice channels to serve a small number of their clients, who still own analog terminals, and visitors from other operators with analog technology or digital technology not compatible with TDMA.

Throughout 2001, Tele Nordeste Celular and its operating companies steered their efforts toward growth with profitability, focusing corporate actions on:

a) Cost and operating expenses reduction;
b) Bad debt control and reduction;
c) Client retention and loyalty;
d) Network digitalization and optimization;
e) Development of new services and rate plans, geared particularly to the corporate segment;
f) Improvement of profitability of the prepaid segment;
g) Increase in market share;
h) Optimization of human resources.

2. Macroeconomic Context and Business Sector

In July 1997, the "Lei Geral de Telecomunicações" (Law nº 9,472 of July 16, 1997) – the General Telecommunications Law – was enacted, creating the new regulatory agency, The National Telecommunications Agency (ANATEL), updating the regulations and establishing the basic principles for privatization of this industry.

In July 1998, the twelve holding companies that originated from the breakup of the Telebrás System were auctioned, one of which Tele Nordeste Celular. In this auction, the Bitel Participações/UGB Participações consortium acquired a controlling interest in Tele Nordeste Celular.

In March 1999, Bitel Participações S.A., the company controlled by Telecom Italia Mobile SpA – TIM, bought the shares held by UGB Participações, thus becoming the single controlling shareholder of Tele Nordeste Celular.

TIM is one of the major mobile phone operators in Europe and in the world, with over 50.7 million clients, of which 4.6 million in Brazil. TIM also holds the controlling interest in Tele Celular Sul Participações S.A. (the holding company controlling the Band A mobile phone operators in the states of Paraná and Santa Catarina, and in the city of Pelotas, in the state of Rio Grande do Sul) and in Maxitel (Band B mobile phone operator in the states of Sergipe, Bahia and Minas Gerais).

Under the Invitation for Bids for Personal Mobile Service, dated November 22, 2000, Anatel divided Brazil into 3 regions and created 3 new bands "C", "D" and "E", to operate in the 1.8 GHz frequency.

The PCS, according to Anatel, replaced the Mobile Phone Service, and is expected to expand the supply of mobile phone services and enable new value-added services and facilities, paving the way for the technological transition to the so-called third-generation mobile handsets (3G). The current bands "A" and "B" may opt to migrate to PCS before the expiration of their licenses, or be incorporated by the PCS regime as their licenses expire.

Results of the PCS Auctions: There were no bidders for band "C". Anatel is due to hold a new auction in March 2002. In the band "D" auction held on February 13, 2001, TIM bought licences for Region II (encompassing the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, plus the Federal District) and Region III (covering the state of São Paulo). In the band "E" auction held on March 13, 2001, TIM kept the license for Region I (encompassing the states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas).

With its new operators: TIM Rio Norte (corresponding to Region I), TIM Centro Sul (corresponding to Region II and TIM São Paulo (corresponding to Region III), TIM will markedly increase its presence in Brazil. The new operators are scheduled to start providing services in the first half of 2002.

3. Business Development

The year 2001 was marked by constant improvement of business performance for Tele Nordeste Celular and its operating companies. To Tele Nordeste Celular and its operating companies, the rationale adopted in all areas was to seek growth, gain market share, retain clients and win their loyalty, develop new products and services, and be always ahead of th competition, with a constant focus on profitability.

Among the year's achievements, we may mention the marked control and reduction in operational costs, in particular the drop in bad debt.

In 2001, Tele Nordeste Celular's operating companies expanded network digitalization, reaching 75.2% of the voice channels; 94% of their clients already use digital handsets. As a whole, the operating companies enlarged their clients base by 247,000 clients, of which 545,000 new clients and 298,000 discontinued clients, ending the year with 1.76 million clients.

The population in the region, comprising the six states where Tele Nordeste Celular operates, is approximately 27.1 million people. The mobile telephone service is estimated to cover 75% of that population, with a penetration of about 6.7% (considering only Tele Nordeste Celular). The coverage area of Tele Nordeste Celular's operating companies encompasses the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, extending throughout Brazil and South America (Argentina, Paraguay and Uruguay), under automatic roaming agreements.

The following charts demonstrate the evolution in Tele Nordeste Celular`s operating companies consolidated clients base, since December 1997 and the evolution of mobile telephone service penetration rate in the operation area:

Clients Base Expansion



2,000,000
1,500,000
1,000,000
500,000
-

	1998	1999	2000	2001
■ Prepaid	-	327,383	686,194	972,205
■ Post-paid	614,090	860,529	824,806	785,455

Evolution of Mobile Phone Penetration Rate(%)



8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
1998
1999
2000
2001

Operational performance of Tele Nordeste Celular's operating companies, since December 1998:

Operational Data	December			
	1998	1999	2000	2001
Population in the Region (millions)	25.6	26	26.3	27.2
Population Covered (%)	67	74	74,5	75
Total Clients (thousand)	614	1,188	1,511	1.757
Post-paid Clients (thousand)	614	861	825	785
Prepaid Clients (thousand)	-	327	686	972
TNC Penetration (%)	2.5	4.6	5.7	6.7
Estimated Market Share (%)	73	69	65	65
Network Digitalization (%)	20	55	73.6	75
Dealers	196	293	361	409

Tele Nordeste Celular and its controlled companies believe that technological development; allied with improvement in client service must be their reference points in the pursuit of excellence. Throughout 2001 the main achievements, which resulted in the success of the client retention and loyalty efforts, as evidenced by sustained Market Share levels year over year, were:

a) Launching of value-added services: Intelligent Network, WAP and Mobile Office;
b) Implementation of interactive services (on-line bill viewing and prepaid recharge, among others);
c) Continuous positive visibility trough events in the operational area, strengthening the brand;
d) Development of new rate plans for the prepaid systems (Night, Day, All Time and *Timmy Quarteto* plans);
e) Development of new rate plans for the postpaid systems (Formula 60 and 90 and Business Formula Plus);
f) Launching of Timmy Hits (CD with pop hits), geared to prepaid clients, in order to foster and increase the average value of the recharge;
g) Launching of the TIM Business brand with the slogan "Always the best solutions", catering to the corporate market.

4. Economic-financial Performance

In the year 2001, the Brazilian economy was strongly impacted by the further deterioration of the economic crisis in Argentina, the power crisis still afflicting most Brazilian states and the downturn of the American economy, deeply shaken by the September 11 terrorist attacks. Nevertheless, the Brazilian economy showed its resilience by boasting GDP growth on the order of 2%.

Tele Nordeste Celular's Management considers that the company's strong economic-financial performance was a direct consequence of the strategies adopted, leading to the achievement of all operational goals set forth for 2001.

Net Operating Income – The consolidated net operating revenues from services for the year was R$803,3 million, 5% above the preceding year. It is important to point out that the strict control of bad debt impacted the growth of the net operating revenues from services, but led to a tangible improvement in efficiency. The net operating revenues from the sale of handsets and accessories reached R$22.9 million, 71.6% below the preceding year. This reduction was a consequence of the decision made by Tele Nordeste Celular operating companies to provide cell phones and accessories only to their own shops.

EBITDA and EBIT– The consolidated EBITDA (earnings before interest, direct taxes, depreciation and amortization) totaled R$337.7 million, representing 40.9% of the consolidated net operating revenues, representing a 26.2% increase over the preceding year (R$267.6 million). The consolidated EBIT (profit before interest and direct taxes) reached R$155.3 million, or 18.8% of the consolidated net operating revenues in 2001, representing a 19.8% growth over the preceding year (R$129.6 million). This positive progression in EBITDA and EBIT results from the reduction in costs and operational expenses, with special emphasis on bad debt, which decreased by 66.9% over the preceding year.

Net Income – The consolidated net income for the year was R$65.5 million, representing a 145.9% growth over the preceding year. This result is a consequence of the actions taken to reach the primary goal that had emerged from the strategic planning efforts of Tele Nordeste Celular and its operating subsidiaries, i.e., to grow with profitability.

Funding – Tele Nordeste Celular ended the fiscal year 2001 with consolidated liabilities in loans and funding totaling R$348.3 million, of which R$208.6 million was Brazilian currency and R$139.7 million in foreign currency (US dollars); the exchange rate risk of the latter was offset by financial hedging instruments. The net consolidated debt at the end of the year was R$176.0 million, representing a 50.3% reduction over the preceding year.

Dividends and Interest on Own Capital – The Board of Directors proposes the payment of interest on equity, totaling R$8 million, to our preferred and common shareholders. The total interest on equity, net of income taxes, is R$6.8 million. This amount will be fully posted to dividends, as provided by Law nº 9,249/95, indexed by the Referential Rate (TR) until the date they are made available to the shareholders. The complementary dividend balance proposed by Management is R$11.3 million, totaling R$18.2 million to be distributed ad dividends.

Capital Markets – Tele Nordeste Celular preferred shares commenced trading on the São Paulo Stock Exchange – BOVESPA on September 21, 1998 and common shares on September 25, 1998. ADR's commenced trading on the New York Stock Exchange - NYSE on November 16,1998.

The 2001 crises directly affected capital markets worldwide. In Brazil, for example, the IBOVESPA index suffered a 11% drop. Tele Nordeste Celular's common shares (TNEP3) devalued 32.4%, while preferred shares (TNEP4) dropped by 19.7%. The traded annual volume for both common and preferred shares was 278.2 billion amounting to R$970.7 million. Since the listing in September 1998, the accrued valuation of TNEP3 has been 548% and TNEP4 531%.

On the New York Stock Exchange, the Dow Jones fell 7.6% while Tele Nordeste Celular's ADR's (TND) suffered a 31.9% decline. The traded volume was 6.5 million ADR's, amounting to US$202.3 million. Since the listing in November 1998, the accumulated appreciation of TND has been 161%.

The market value of registered common shares – ON and registered preferred shares – PN, on the last BOVESPA trading day, reached R$3.11 and R$3.22 per a lot of thousand shares, respectively. The company's ADR (corresponding to 20,000 preferred shares) ended the year at US$28.19.

Evolution of Tele Nordeste Celular shares in the Brazilian and American markets

São Paulo Stock Exchange – BOVESPA


20%
0%
-20%
-40%
-60%
dez/00
jan/01
fev/01
mar/01
abr/01
mai/01
jun/01
jul/01
ago/01
set/01
out/01
nov/01
dez/01
Comum
Preferêncial
Bovespa

New York Stock Exchange – NYSE


20%
0%
-20%
-40%
-60%
dez/00
jan/01
fev/01
mar/01
abr/01
mai/01
jun/01
jul/01
ago/01
set/01
out/01
nov/01
dez/01
TND
Dow Jones

5. Capex

Tele Nordeste Celular and its operating companies strive for excellence through continuous technological development and the perfection of quality in customer care.

The capital investment program for the year 2001 was successfully completed, totaling R$132 million. The investments were directed to expansion, digitalization and optimization of the network, as well as improvements in the company's information systems, new services, and Internet access facilities.

6. Commitments with ANATEL

In November 1999, all operators in Brazil signed a Protocol of Commitment with the ANATEL, concerning the monitoring of the Mobile Telephone Services provision. Under this Protocol, new individuals goals were set in terms of service quality indicators. As of January 2000, progress was monitored monthly, and the fulfillment of these goals was required – starting in June 2001. The operating subsidiaries of Tele Nordeste Celular have given their best efforts to meet the goals defined by the agency.

In 2001, Tele Nordeste Celular's operating companies met the network performance and mandatory network coverage targets that they were required to meet by 2003, under the commitment to ANATEL.

7. Human Resources

Investing in people is crucial to maintaining a competitive edge in the new millennium. Therefore, the Management of Tele Nordeste Celular and of its controlled companies take grate pride in their highly qualified employees.

Main achievements in 2001:

a) Productivity gains (shown in the chart below);
b) Higher staff qualification, on average 140 hours of training per employee (above the Brazilian average);
c) Implementation of "exercise at the company" and "voice care" programs at Recife and Fortaleza Call Centers;
d) Implementation of occupational health and quality of life medical control;
e) A redesigned Intranet, increasing the channels of communication with the staff, contributing to a common identity and to a stronger corporate culture.

Productivity Evolution (clients per employee)


1,400
1,200
1,000
800
600
400
200
-
1998
1999
2000
2001

In December 2001, Tele Nordeste Celular and its operating companies had 1,367 workers, both their own and subcontractors.

8. Acknowledgements

Lastly, the Management of Tele Nordeste Celular would like to thank its Shareholders, Clients, Governments, Suppliers and Financial Institutions for their support and trust and, especially, its employees for their dedication and effort.

MANAGEMENT

Financial Statements

Tele Nordeste Celular Participações S.A. and Consolidated

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Tele Nordeste Celular Participações S.A.
and Consolidated

Financial Statements

Years ended December 31, 2001 and 2000

Contents

REPORT OF INDEPENDENT AUDITORS

(A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices originating from Brazilian Corporation Law)

The Board of Directors and Shareholders of
Tele Nordeste Celular Participações S.A.

1. We have audited the accompanying balance sheets of **Tele Nordeste Celular Participações S.A.** (Company) and the consolidated balance sheets of **Tele Nordeste Celular Participações S.A.** and subsidiaries as of December 31, 2001, and the related statements of operations, shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil, and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall consolidated financial statement presentation.

3. In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of **Tele Nordeste Celular Participações S.A.** (Company), and the consolidated financial position of **Tele Nordeste Celular Participações S.A.** and subsidiaries at December 31, 2001, and the related results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with the accounting practices originating in Brazil's Corporation Law.

4. The financial statements of **Tele Nordeste Celular Participações S.A.** and **Tele Nordeste Celular Participações S.A.** and subsidiaries for the year ended December 31, 2000, presented for comparison purposes, were audited by other independent auditors, who issued their unqualified opinion on February 2, 2001.

Recife (PE), January 31, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC - 2SP 015.199/0-6 - S - PE

Aurivaldo Coimbra de Oliveira
Accountant CRC - 1PE 009.428/O-4

Tele Nordeste Celular Participações S.A.

Balance sheets

Years ended December 31, 2001 and 2000

(In thousands of reais)

	Parent Company		Consolidated	
Assets	2001	2000	2001	2000 (Reclassified)
Current assets				
Cash and cash equivalents	664	567	172,266	53,075
Trade accounts receivable	-	-	155,398	192,902
Inventories	48	28	6,147	18,289
Recoverable taxes	2,578	3,394	29,339	28,939
Deferred income and social contribution taxes	584	1,080	41,943	42,039
Dividends and interest on own capital	18,235	8,619	-	-
Other assets	844	1,242	2,186	13,793
	22,953	14,930	407,279	349,037
Noncurrent assets				
Deferred income and social contribution taxes	3,218	-	146,415	166,863
Loan to subsidiaries	3,343	18,679	-	-
Other assets	25	-	10,782	3,037
	6,586	18,679	157,197	169,900
Permanent assets				
Investments	627,142	561,769	13,712	-
Property, plant and equipment	4,293	5,096	687,747	718,578
Deferred charges	-	-	-	1,738
	631,435	566,865	701,459	720,316
Total assets	660,974	600,474	1,265,935	1,239,253

	Parent Company		Consolidated	
Liabilities and shareholders' equity	2001	2000	2001	2000 (Reclassified)
Current liabilities				
Accounts payable to suppliers	425	787	77,445	86,039
Loans	-	-	30,441	49,268
Debentures	-	-	8,589	7,573
Taxes payable	481	962	33,636	21,745
Salaries and vacation pay	2,593	1,358	6,739	5,534
Subsidiaries	10,690	1,556	-	-
Dividends and interest on own capital	21,138	11,605	31,060	19,212
Other liabilities	3,631	8,322	23,063	19,428
	38,958	24,590	210,973	208,799
Noncurrent liabilities				
Loans	-	-	109,281	150,202
Debentures	-	-	200,000	200,000
Provision for contingencies	40	-	2,703	903
	40	-	311,984	351,105
Minority interests	-	-	121,002	103,465
Shareholders' equity				
Capital stock	186,054	108,843	186,054	108,843
Capital reserve	193,083	204,068	193,083	204,068
Profit reserves	118,511	170,405	118,511	170,405
Retained earnings	124,328	92,568	124,328	92,568
	621,976	575,884	621,976	575,884
Total liabilities and shareholders' equity	660,974	600,474	1,265,935	1,239,253

See accompanying notes .

Tele Nordeste Celular Participações S.A.

Statements of income

Years ended December 31, 2001 and 2000

(In thousands of reais)

	Parent Company		Consolidated	
	2001	2000	2001	2000
Gross revenue from services and sales				
Telecommunication services and sale of goods	-	-	1,054,553	1,080,738
Deductions	-	-	(228,303)	(235,118)
Net revenue	-	-	826,250	845,620
Cost of goods sold and services rendered	-	-	(362,289)	(380,702)
Gross profit	-	-	463,961	464,918
Operating revenues (expenses)				
Selling expenses	-	-	(187,996)	(233,850)
General and administrative expenses	(8,172)	(9,413)	(95,470)	(86,578)
Directors' fees	(516)	(1,314)	(516)	(1,314)
Financial expenses	(10,252)	(7,970)	(85,729)	(105,803)
Financial income	565	2,285	32,688	12,852
Equity in income of subsidiaries	75,974	39,125	(1,888)	-
Other operating revenues	766	-	16,846	7,830
Other operating expenses	(1,795)	(1,481)	(39,628)	(21,384)
Operating income	56,570	21,232	102,268	36,671
Nonoperating income	54	10	3,885	4,194
Nonoperating expenses	(348)	(1)	(6,040)	(1,753)
Income before income and social contribution taxes, reversal of interest on own capital, and profit sharing	56,276	21,241	100,113	39,112
Income and social contribution taxes	2,722	-	(20,123)	(9,915)
Reversal of interest on own capital	8,000	7,690	10,883	10,634
Employees' profit sharing	(1,468)	(787)	(3,832)	(2,117)
Income before minority interests	65,530	28,144	87,041	37,714
Minority interests	-	-	(21,511)	(11,060)
Net income for the year	65,530	28,144	65,530	26,654
Net income per thousand shares - R$	0.19	0.08		
Number of shares at year end (thousands)	337,768,635	334,399,028		

See accompanying notes.

Tele Nordeste Celular Participações S.A.

Statements of shareholders' equity

Years ended December 31, 2001 and 2000

(In thousands of reais)

		Capital reserve	Profit Reserves					
	Capital	Special Premium	Statutory reserve	Legal reserve	Realizable profit reserve	Dividends payable	Retained earnings	Total
Balances at December 31, 1999	108,943	-	87,154	11,848	79,920	-	66,226	354,091
Partial spin-off	(100)	-	-	-	-	-	-	(100)
Premium reserve	-	204,068	-	-	-	-	-	204,068
Realization of realizable profit reserve	-	-	-	-	(9,924)	-	9,924	-
Net income for the year	-	-	-	-	-	-	28,144	28,144
Allocation:								
Legal reserve	-	-	-	1,407	-	-	(1,407)	-
Dividends	-	-	-	-	-	-	(2,629)	(2,629)
Interest on own capital	-	-	-	-	-	-	(7,690)	(7,690)
Balances at December 31, 2000	108,843	204,068	87,154	13,255	69,996	-	92,568	575,884
Capital increase with reserves	77,211	(10,985)	-	-	-	-	(66,226)	-
Realization of realizable profit reserve	-	-	-	-	(69,996)	-	69,996	-
Net income for the year	-	-	-	-	-	-	65,530	65,530
Allocation:								
Legal reserve	-	-	-	3,277	-	-	(3,277)	-
Dividends	-	-	-	-	-	-	(11,438)	(11,438)
Reserve for dividends payable	-	-	-	-	-	14,825	(14,825)	-
Interest on own capital	-	-	-	-	-	-	(8,000)	(8,000)
Balances at December 31, 2001	186,054	193,083	87,154	16,532	0	14,825	124,328	621,976

See accompanying notes.

Tele Nordeste Celular Participações S.A.

Statements of changes in financial position

Years ended December 31, 2001 and 2000

(In thousands of reais)

	Parent Company		Consolidated	
	2001	**2000** (Reclassified)	**2001**	**2000** (Reclassified)
Sources of working capital				
From operations				
Net income for the year	65,530	28,144	65,530	26,654
Items not affecting working capital				
Depreciation	1,224	1,068	155,367	124,889
Residual value of fixed asset disposals	55	227	7,441	2,664
Equity in net income of subsidiaries	(77,862)	(39,125)	-	-
Equity in net income of affiliated companies	1,888	-	1,888	-
Price-level restatement increments to noncurrent liabilities	-	-	38,716	10,118
Price-level restatement increments to noncurrent assets	(205)	-	-	-
Loss for change in shareholdings in subsidiaries and affiliate companies	- 1,866	- -	- -	- -
Minority interests	-	-	21,511	11,060
	(7,504)	(9,686)	290,453	175,385
From shareholders				
Net assets incorporated from the partial spin-off of parent company	-	-	-	204,068
From third parties				
Debentures	-	-	-	200,000
Loans	-	-	-	178,163
Dividends	9,188	3,665	-	-
Interest on own capital	10,647	10,533	-	-
Transfer from noncurrent assets to current assets	64,261	25,267	26,618	46,610
Provision for contingencies	40	-	1,800	-
Other liabilities	-	-	-	3,373
	84,136	39,465	28,418	428,146
	76,632	29,779	318,871	807,599
Applications of working capital				
Noncurrent assets	51,963	12,374	13,915	215,569
Investments	11,100	4,500	11,100	-
Property, plant and equipment	476	1,782	131,977	202,111
Dividends	11,438	2,629	11,438	2,629
Interest on own capital	8,000	7,690	8,000	7,690
Transfer from noncurrent liabilities to current liabilities	-	-	79,637	92,427
Minority interests	-	-	3,974	5,245
Partial spin-off	-	100	-	100
Net effect on assets and liabilities for dilution of shareholdings in subsidiaries	-	-	2,762	-
Total applications	82,977	29,075	262,803	525,771
Increase (decrease) in net working capital	(6,345)	704	56,068	281,828
Changes in working capital				
Beginning of year	(9,660)	(10,364)	140,238	(141,590)
End of year	(16,005)	(9,660)	196,306	140,238
Increase (decrease) in net working capital	(6,845)	704	56,068	281,828

See accompanying notes.

Tele Nordeste Celular Participações S.A.
and Consolidated

Notes to Financial Statements

Years ended December 31, 2001 and 2000

(In thousands of reais unless otherwise indicated)

1 Operations

Tele Nordeste Celular Participações S.A. was formed on May 22, 1999, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participações S.A. is a publicly traded corporation controlled by Bitel Participações S.A., which holds 51.24% of voting capital and 19.38% of total capital.

The concessions for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged, are regulated by the National Telecommunications Agency *(Agência Nacional de Telecomunicações* – ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law 9472 of July 16, 1997 and the respective regulations.

TIMNET.COM S.A was formed on July 13, 2000. The business purpose of this company is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications. Nowadays Tele Nordeste Celular Participações S.A. has 33.33% of TIMNET.COM.S.A. shares.

(In thousands of reais unless otherwise indicated)

2 Ongoing Corporate Reorganization – The Millennium Project

The Special General Meeting of June 30, 2001 approved the merger of the spun off assets of Tele Nordeste Celular Participações S.A. into its subsidiary companies.

Giving continuity to the corporate reorganization process, Tele Nordeste Celular Participações S.A. intends to consolidate all of its subsidiary companies into one sole legal entity in order to simplify and optimize its corporate structure. This stage is subject to the approval of Anatel.

The accounting records kept for corporate and tax purposes resulting from the corporate reorganization process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

	2001	2000
Premium incorporated for investment acquisition, net of amortization	487,566	561,628
Provision for integrity of net equity, net of reversals	(321,794)	(370,673)
Tax benefits	165,772	190,955

Premium was recorded under the financial precept of expected future profits and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report.

(In thousands of reais unless otherwise indicated)

The provision for integrity of net equity represents 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$165,722 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$25,180) and noncurrent assets (R$140,592) as deferred income and social contribution taxes. Amortization of premium and the reversal of the provision are recorded as other operating revenues (expenses).

3 Presentation and Preparation of Financial Statements

The consolidated financial statements were prepared in accordance with the accounting practices originating in Brazil's Corporation Law and rules of the Securities and Exchange Commission – CVM (Brazilian regulatory authority for listed companies).

Some 2000 headings were reclassified for purposes of consistency with prior year, mainly premium whose economic base is better classified as deferred tax.

4 Consolidated Financial Statements

The Consolidated Financial Statements include Tele Nordeste Celular Participações S.A. and the following subsidiary companies:

	2001	2000
Telasa Celular S.A.	78.0164%	77.6030%
Teleceará Celular S.A.	79.5489%	79.3080%
Telepisa Celular S.A.	78.8480%	78.4151%
Telern Celular S.A.	75.4192%	75.4192%
Telpa Celular S.A.	71.8475%	71.4999%
Telpe Celular S.A.	77.6799%	77.2199%
Timnet.Com S.A.	-	50.0000%

Description of main consolidation procedures

a. Elimination of intercompany assets and liabilities;

b. Elimination of participation in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

The reconciliation of the results for the year and shareholders' equity is shown below:

	2000
Parent company	28,144
Tax incentives	(1,490)
Consolidated	26,654

5 *Description of Significant Accounting Policies*

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a. Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus interest accrued through the balance sheet date.

b. Trade accounts receivable

The accounts receivable from telecommunication service subscribers are stated at the tariff rate on the date that the service is rendered. They also include amounts receivable for services rendered but not billed up to the date of the balance sheet as well as receivables arising from the sale of cellular telephones.

c. Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable.

d. Inventories

Comprising mainly handsets for resale, are valued at average cost, net of the provisions for fair value adjustments, when applicable.

e. Investments

Investments in subsidiary companies are valued using the equity method, and the accounting practices of the subsidiary companies are in line with those of the parent company.

f. Property, plant and equipment

Property, plant and equipment are recorded at acquisition and/or construction cost, net of depreciation. Depreciation is determined using the straight-line method at rates that take into account the assets' estimated useful life. The principal rates applied are indicated in Note 11. Interest on loans financing construction in progress is capitalized.

g. *Income and social contribution taxes*

Income and social contribution taxes are calculated at the effective rate in use on the date of the elaboration of the financial statements, according to the accrual basis.

Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to the corresponding expected date of realization.

The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participações S.A. into the subsidiary companies is being realized over a 10-year period.

h. Loans

These are restated to reflect current interest rates and financial charges in terms of the prevailing contracts so that they reflect amounts incurred until the date of the balance sheet, including hedge contracts.

i. Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged enough to cover probable losses and risks.

j. Recognition of income

Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered, independent from the billing realized in several monthly cycles.

k. Employees' profit sharing

The Company has provisioned participation in profits based on operating goals, and the amounts are subjected to approval of the Common Shareholders' Meeting.

l. Pension Plans – Recognition of actuarial gains and losses

The Company elected to recognize adjustments to its actuarial assets and liabilities directly in income for the year as from 2002 along a 5-year period, length of service or the remaining expected life of employees when these are minors.

The actuarial gains and losses related to the pension plans financed by the Company will be considered in 2002, based on the portion in excess of the higher of 10% of the present value of the actuarial obligation or 10% of the plan assets fair value.

m. Financial instruments

The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the date of the balance sheet. Any additional information about the comparison of the carrying balances with the fair value and about the adopted evaluation criteria is presented in Note 16.

n. Profit per thousand shares

Profit per thousand shares is calculated based on the number of outstanding shares at the date of the balance sheet.

(In thousands of reais unless otherwise indicated)

6 Transactions with Related Parties

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under normal market conditions

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Balance In 2001	Balance in 2000
Assets								
Current	**569**	**827**	**360**	**540**	**800**	**247**	**3,343**	**18,679**
Other rights	271	827	217	256	563	128	2,262	18,679
Loans	298	-	143	284	237	119	1,081	-
Dividends and interest on own capital	**2,147**	**5,829**	-	**1,445**	**7,437**	**1,377**	**18,235**	**8,619**
Liabilities								
Current	-	**10,690**	-	-	-	-	**10,690**	**1,556**
Other liabilities	-	9	-	-	-	-	9	1,556
Loans	-	10,681	-	-	-	-	10,681	-
Expenses	-	**585**	-	-	**29**	-	**614**	**13**
Financial expenses	-	585	-	-	29	-	614	13
Income	**64**	**75**	-	**22**	**24**	**5**	**190**	**2,082**
Financial income	64	75	-	22	24	5	190	2,082

Assets and liabilities related to network use refer to consideration for the provision of interconnection services.

Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate of Deposits (CDI) rate.

Rights and liabilities refer to the sale of cellular telephones between related companies.

(In thousands of reais unless otherwise indicated)

7 Cash Equivalents

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Cash and banks	664	567	8,950	14,816
Short-term investments	-	-	163,316	38,259
	664	567	172,266	53,075

Short-term investments correspond to Bank Deposit Certificates (CDB) and the average remuneration, net of taxes and charges of investments at the balance sheet date is 19.08% per year.

8 Trade Accounts Receivable

	Consolidated	
	2001	**2000**
Services billed	95,844	111,980
Unbilled services	28,463	23,708
Net use	30,054	59,285
Sale of goods	18,836	19,931
	173,197	214,904
Allowance for doubtful accounts	(17,799)	(22,002)
	155,398	192,902

(In thousands of reais unless otherwise indicated)

Falling due	123,775	152,457
Matured for up to 60 days	27,208	29,453
Matured for over 61 days	22,214	32,994
	173,197	214,904

9 Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation that there will be future taxable profits, recognize income and social contribution tax losses for the current and prior years. These credits do not prescribe and may be offset against a maximum of 30% of taxable annual income.

Deferred income and social contribution taxes originated as follows:

	Parent Company		**Consolidated**	
	2001	**2000**	**2001**	**2000** (Reclassified)
Credits from the merger (Note 5g)	-	-	165,772	190,955
Provision for contingencies	13	-	612	256
Allowance for doubtful accounts	-	-	5,233	8,380
Employees' profit sharing	442	225	1,021	620
Tax losses	2,366	619	8,151	4,035
Loan for use depreciation – supplement	-	-	2,670	1,344
Social contribution tax loss	852	236	2,887	1,473
Other provisions	129	-	2,012	1,839
	3,802	1,080	188,358	208,902
Short term	(584)	(1,080)	(41,943)	(42,039)
Long term	3,218	-	146,415	166,863

(In thousands of reais unless otherwise indicated)

The reconciliation of income and social contribution taxes calculated by applying the agreed statutory tax rates and the income and social contribution taxes debited against income in 2001 and 2000 is as follows:

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Book profit before income and social contribution taxes	56,276	21,241	100,113	39,112
Employees' profit sharing	(1,468)	(787)	(3,832)	(2,117)
Calculation basis	54,808	20,454	96,281	36,995
Composite tax rate	34%	34%	34%	34%
Income and social contribution taxes at composite statutory tax rate	18,635	6,954	32,735	12,578
Surtax adjustment of social contribution	-	-	-	156
Tax expense at the official rate	18,635	6,954	32,735	12,734
Permanent additions (exclusions)				
Provision for net equity integrity	-	(1,167)	(16,618)	(8,656)
Equity pick up	(22,853)	(9,721)	-	-
Other amounts	1,496	3,934	4,006	5,837
	(21,357)	-	(12,612)	(2,819)
Income and social contribution taxes debited (credited) to income for the year	(2,722)	-	20,123	9,915
Actual rate	-4.97%	-	20.9%	26.8%

(In thousands of reais unless otherwise indicated)

10 Investments (Parent Company)

Investments in subsidiaries at December 31, 2001

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	31,410	113,849	43,164	42,823	89,440	23,392	78,000	
Number of shares held (thousands)								
Common	2,564,842	3,273,740	421,895	315,859	637,716	770,184	15,600,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Shareholdings (%)	78,0164%	77,6799%	71,8475%	75,4192%	79,5489%	78,8480%	33,3333%	
Shareholders' equity without the special premium reserve at 12/31/2001	54,832	170,238	50,675	49,870	176,439	39,439	41,136	
Profit (loss) for the year	11,587	32,102	(192)	9,037	39,411	7,429	(5,664)	
Equity pick up	9,040	24,936	(138)	6,816	31,351	5,857	(1,888)	75,974
Investments	42,778	132,241	36,408	37,612	140,355	31,097	13,712	434,203
Effect of partial premium split-off	19,507	89,815	15,134	17,654	40,395	10,434	-	192,939
Investment at 12.31.01	**62,285**	**222,056**	**51,542**	**55,266**	**180,750**	**41,531**	**13,712**	**627,142**

(In thousands of reais unless otherwise indicated)

10 Investments (Parent Company) - continued

Investments in subsidiaries at December 31, 2000

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	30,256	108,688	42,268	42,823	87,050	22,775	18,000	
Number of shares held (thousands)								
Common	2,417,382	3,057,180	399,678	315,859	602,115	715,561	9,000,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Shareholdings (%)	77,6030%	77,2199%	71,4990%	75,4192%	79,3080%	78,4751%	50,00%	
Shareholders' equity without the special premium reserve at 12/31/2000	45,176	141,200	49,937	42,980	144,946	33,306	4,500	
Profit (loss) for year	7,314	13,776	3,490	(1,434)	23,603	1,947	-	
Equity pick up	5,684	11,731	2,501	(1,075)	18,752	1,532	-	39,125
Investments	35,097	109,423	35,875	32,415	115,054	26,249	4,500	358,613
Effect of partial premium split-off	20,661	94,975	16,029	17,654	42,785	11,052	-	203,156
Investment at 12.31.00	55,758	204,398	51,904	50,069	157,839	37,301	4,500	561,769

(In thousands of reais unless otherwise indicated)

11 Property, Plant and Equipment

		Parent Company		Consolidated			
	Average annual depreciation rate (%)	2001 Balance net	2000 Balance net	2001 Cost	2001 Accumulated depreciation	2001 Balance net	2000 Balance net
Assets and installations in use							
Switching equipment	14.29	-	-	151,993	(55,076)	96,917	83,377
Transmission equipment	14.29	-	-	695,648	(324,275)	371,373	408,731
Terminal equipment	12.5 to 50	8	6	40,404	(22,430)	17,974	16,372
Infrastructure	4 to 20	524	637	59,414	(15,316)	44,098	37,481
Assets for general use	10 to 20	2,293	2,650	51,037	(18,545)	32,492	32,622
Intangible assets	20	1,468	1,573	92,347	(24,097)	68,250	44,920
		4,293	4,866	1,090,843	(459,739)	631,104	623,503
Land		-	-	1,260	-	1,260	1,189
Assets and installations in progress		-	230	55,383	-	55,383	93,886
		4,293	5,096	1,147,486	(459,739)	687,747	718,578

(In thousands of reais unless otherwise indicated)

12 Loans

	Consolidated	
	2001	**2000**
Foreign currency:		
Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3 month deposits + 1.7750% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly rate variation through to final maturity	102,053	96,494
Loan in the amount of US$ 16,247,000 bearing fixed interest based on the Libor rate + 0.4% p.a., subject matter of a hedging operation (US$ 32,437,000 in 2000) for which the rate is 100% of CDI monthly rate variation through to final maturity	37,669	63,428
Agreement under Resolution 63 (average interest between 104% and 105.5% of the CDI variation)	-	39,548
	139,722	199,470
Current portion	(30,441)	(49,268)
Noncurrent portion	109,281	150,202

(In thousands of reais unless otherwise indicated)

Loans of the subsidiary companies are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participações S.A.

The long-term portion matures up to 2005, as shown below:

	2001	**2000**
2002	-	41,251
2003	42,325	43,771
2004	33,478	32,590
2005	33,478	32,590
	109,281	150,202

The Company entered into hedge operations aimed at protecting it from the possible risk of the Brazilian real being devalued against the US dollar. The amount of the hedge contract at the balance sheet date is R$ 129,447 and the operation matures at the same date of the loan contract.

The loan from the European Bank of Investments has financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

(In thousands of reais unless otherwise indicated)

13 Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, non convertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participações S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid half-yearly.

Debentures have financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

14 Shareholders' Equity

a) Capital stock

The authorized capital is 700,000,000,000 shares, according to the company's bylaws.

At December 31, 2001 and 2000, subscribed and paid up capital was divided into 337,768,635,592 (334,399,027,592 in 2000) nominative shares, of which 127,738,638,532 (124,369,030,532 in 2000) are common and 210,029,997,060 are preferred, all with no par value.

Preferred shares do not have voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum non-cumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of company shares.

(In thousands of reais unless otherwise indicated)

According to its bylaws, Tele Nordeste Celular Participações S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III, of article 202 of Law 6404/76, as dividends for each business year ending on December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determinations of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

b) Capital reserve – Special premium reserve

This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, from which R$ 23,196 were realized in 2001 and will be used to increase capital.

c) *Profit reserves*

Realizable profit reserve

This reserve was set up when TELEBRAS spin off took place, and represents income recorded and not realized financially, which was transferred to Tele Nordeste Celular Participações S.A. against its investment in subsidiary companies.

Management proposed the realization of the whole reserve, which began to compose the balance of the retained earnings account and, consequently, to be computed in the basis for calculation of dividends.

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to eighty percent (80%) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

Management proposed the formation of a reserve for dividends payable in the amount of R$ 14,825, subject to the approval of the Shareholders' Meeting, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Common General Meeting approving allocation of net income for the current year and dividend distribution.

(In thousands of reais unless otherwise indicated)

d) *Dividends*

Dividends were calculated as follows:

	2001	2000
Net income	65,530	28,144
(-)Legal reserve	(3,277)	(1,407)
(+)Reversal of realizable profit reserve	69,996	9,924
Calculation basis	132,249	36,661
Compulsory minimum dividends - 25%	33,063	9,166
(-) Interest on own capital, net of income tax	(6,800)	(6,537)
Dividends payable	26,263	2,629
Dividends proposed:		
Common shares	6,898	3,409
Preferred shares	11,340	5,757
Dividends payable	18,238	9,166
Dividends Special Reserve	14,825	-

(In thousands of reais unless otherwise indicated)

The Company and its subsidiaries determined interest on own capital in the amount of R$ 8,000 (parent company) and R$ 13,530 (consolidated), which was computed in financial expenses, eliminated for purposes of these financial statements, and posted to retained earnings in the financial statements of the parent company, having as contra entry current liabilities.

Interest on own capital received by the parent company in the amount of R$ 10,647 was computed in financial income in accordance with tax legislation. It is presented in income on the equity basis.

The balance of dividends payable and interest on own capital will be restated using the Referential Rate (TR), from year-end to the date fixed for effective payment.

e) Retained earnings

The remaining net income balance, adjusted according to Article 202 of Law No. 6404/76, in the amount of R$ 27,990, composes the balance of the retained earnings account, and will be retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget to be presented and approved at the General Shareholders' Meeting.

Considering that the profit reserve limit determined by article 199 of Law 6404/76 was achieved in relation to the amount of capital, Management proposed that 75% of the amount realized of the realizable profit reserve, corresponding to R$ 52,496, be used to increase capital.

(In thousands of reais unless otherwise indicated)

15 Financial Expenses

Financial expenses are composed as follows:

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Loan obligations	1,236	-	34,564	75,852
Debentures obligations	-	-	32,372	2,801
Interest on own capital	8,000	7,690	10,883	10,634
Bank expenses	324	162	7,089	8,221
Other expenses	692	118	821	8,295
	10,252	7,970	85,729	105,803

16 Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, at December 31, 2001, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating fair values are described as follows:

Cash and cash equivalents

The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.

Intercompany loans receivable/payable

The fair values are identical to their carrying values since there are no similar instruments.

Recoverable/deferred taxes

The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.

Loans

The fair values of loans, presented above, were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company's policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for its loans.

(In thousands of reais unless otherwise indicated)

The carrying balances that are different from the fair value of the financial instruments included in the December 31, 2001 balance sheet are identified below:

	2001		2000	
Description	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Loans				
In foreign currency	139,722	139,722	159,922	159,098

The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

17 Insurance

At December 31, 2001, Tele Nordeste Celular S.A and its subsidiaries had insurance cover against fire and sundry risks on their fixed assets, for amounts deemed sufficient to cover possible losses.

(In thousands of reais unless otherwise indicated)

18 Pension Plans

a) Sistel

Tele Nordeste Celular Participações S.A. and its subsidiaries, together with other companies from the old Telebras System, sponsor private pension and medical health plans to retirees, administrated by the Fundação Sistel de Seguridade Social – SISTEL. Until December/1999, all sponsors of plans administrated by Sistel were joint and several with regard to all plans then existent. On December 28, 1999 the sponsors of plans administrated by Sistel negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at 1/31/2000, resulting in the proposal for restructuring Sistel's by-laws and regulations, which was approved by the Complementary Pension Plan Office, on January 13, 2000.

Due to the joint and several breach that occurred in January/2000, Tele Nordeste Celular individually sponsors a defined retirement benefit plan (Tele Nordeste Celular **PBS Plan**), which caters to approximately 35%% of the subsidiaries' employees. In addition to this supplementation benefit, the company also offers a medical health plan (PAMA) to employees and retirees and their dependents, at a shared cost. Contributions to the plans PBS Tele Nordeste Celular and PAMA are determined based on actuarial studies prepared by independent actuaries, in accordance with current regulations in Brazil. The capitalization system is used for determining the cost, whereby the contribution owed by the sponsor amounts to 13.5% of the payroll of employees participating in the plan, of which 12% is destined to paying for the PBS Tele Nordeste Celular Plan.

(In thousands of reais unless otherwise indicated)

b) PBS

Reconciliation of the recognized assets and liabilities at 12.31.2001

	Consolidated	
	Amortized Impact	**Recognized Impact**
1. Present value of the covered actuarial obligations	26,233	26,233
2. Present value of the uncovered actuarial obligations	-	-
3. Present value of the actuarial obligations	26,233	26,233
4. Fair value of the plan assets	26,381	26,381
5. Present value of the obligations that exceeded the fair value of the assets (3 - 4)	(148)	(148)
6. Unrecognized actuarial (gains) or losses	-	-
7. Unrecognized past cost of the services	-	-
8. Unrecognized increase in liabilities	(148)	-
9. Net actuarial liabilities / (assets)		
a) Total net actuarial liabilities / (assets) to be provisioned (5 – 6 -7 -8)	-	(148)
b) Actuarial liabilities / (assets) already provisioned	-	-
c) Additional actuarial liabilities / (assets) (a - b)	-	(148)

(In thousands of reais unless otherwise indicated)

Expenses to be recognized in 2002 are composed as follows:

	Consolidated	
	Amortized Impact	Recognized Impact
1. Current cost of the services (with interest)	1,604	1,604
2. Expected contributions of participants in 2002	577	577
3. Interest on actuarial obligations	2,944	2,944
4. Assets expected yield	3,898	3,898
5. Cost of amortization		
a) Unrecognized actuarial (gains) or losses	-	-
b) Unrecognized past cost of the services	-	-
c) Unrecognized increase in liabilities	(29)	-
d) Total (a + b + c)	(29)	-
6. Total recognized expenses (1 - 2 + 3 – 4 + 5d)	45	75

The following actuarial assumptions were adopted in the calculation of the expenses to be recognized in 2002:

Discount rate of the actuarial obligation:	11.30% a year (6.0% real and 5.0% inflation)
Expected yield over the plan assets:	14.45% a year (9.0% real and 5.0% inflation)
Salary increase estimated rate:	8.15% a year (3.0% real and 5.0% inflation)
Benefits increase estimated rate:	5.00% a year (0.0% real and 5.0% inflation)
General mortality biometrical table:	UP84 with 1 year aggravation period
Biometrical table of expected invalidity:	Mercer table of expected invalidity
Expected turnover rate	0.15 / (length of service + 1)
Probability of retirement:	100% when first eligible to one benefit under the plan

(In thousands of reais unless otherwise indicated)

c) PBS - Participants

Reconciliation of the recognized assets and liabilities at 12.31.2001

	Consolidated	
	Amortized Impact	Recognized Impact
1. Present value of the covered actuarial obligations	921	921
2. Present value of the uncovered actuarial obligations	-	-
3. Present value of the actuarial obligations	921	921
4. Fair value of the plan assets	1,055	1,055
5. Present value of the obligations that exceeded the fair value of the assets (3 – 4)	(132)	(132)
6. Unrecognized actuarial (gains) or losses	-	-
7. Unrecognized past cost of the services	-	-
8. Unrecognized increase in liabilities	(132)	-
9. Net actuarial liabilities / (assets)		
a) Total net actuarial liabilities / (assets) to be provisioned (5 - 6 -7 -8) (*)	-	(132)
b) Actuarial liabilities / (assets) already provisioned	-	-
c) Additional actuarial liabilities / (assets) (a - b)	-	(132)

(In thousands of reais unless otherwise indicated)

Expenses to be recognized in 2002 are composed as follows:

	Consolidated	
	Amortized Impact	Recognized Impact
1. Current cost of the services (with interest)	-	-
2. Expected contributions of participants in 2002	-	-
3. Interest on actuarial obligations	101	101
4. Assets expected yield	148	148
5. Cost of amortization		
a) Unrecognized actuarial (gains) or losses	-	-
b) Unrecognized past cost of the services	-	-
c) Unrecognized increase in liabilities	(26)	-
d) Total (a + b + c)	(26)	-
6. Total recognized expenses (1 - 2 + 3 – 4 + 5d)	(73)	(47)

The following actuarial assumptions were adopted in the calculation of the expenses to be recognized in 2002:

Discount rate of the actuarial obligation:	11.30% a year (6.0% real and 5.0% inflation)
Expected yield over the plan assets:	14.45% a year (9.0% real and 5.0% inflation)
Salary increase estimated rate:	8.15% a year (3.0% real and 5.0% inflation)
Benefits increase estimated rate:	5.00% a year (0.0% real and 5.0% inflation)
General mortality biometrical table:	UP84 with 1 year aggravation period
Biometrical table of expected invalidity:	Mercer table of expected invalidity
Expected turnover rate	0.15 / (length of service + 1)
Probability of retirement:	100% when first eligible to a benefit under the plan

19 Commitments Assumed under the Cellular Mobile Service Concession (Unaudited)

Tele Nordeste Celular Participações S.A.'s subsidiaries, as other Brazilian cellular mobile service providers, have service quality obligations, as well as cellular mobile service coverage obligations, assumed in the concession contracts. The subsidiaries are currently in conformity with their service quality obligations, having also fulfilled their network coverage obligations until the year 2003.

In November 1999, Tele Nordeste Celular Participações S.A.'s subsidiaries, as other Brazilian cellular mobile service providers signed a Commitment Protocol to monitor the cellular mobile service provision with ANATEL, where new individual goals were set as regards the service quality indicators. These new goals were being monitored every month since January 2000 and started to be obligatory since June 2001, as such, the subsidiaries have made the best efforts to achieve the goals set by the controlling entity. The Commitment Protocol does not change or in any other way affects directly the concessions. Although, in case the goals are not achieved because of a lack of effort, the Company is subject to be audited by Anatel, daily fines of 0.05% of its net revenue until the Company fulfills its obligations, otherwise the concession may be revoked.

(In thousands of reais unless otherwise indicated)

Service quality

Indicators	Goals set by ANATEL	Telasa	Telpe	Telpa	Telern	Teleceará	Telepisa	Consolidated
System availability index	> 98%	100.00%	100.00%	100.0%	100.00%	100.0%	100.00%	100.00%
Blocked BS voice channel during call busy hours	<3%	0.40%	0.68%	0.63%	0.25%	0.58%	0.36%	0.56%
PVMC 7	> 57%	57.47%	57.93%	58.10%	58.24%	58.51%	58.19%	58.07%
PVMC 8	> 85%	96.13%	96.11%	95.71%	95.85%	95.65%	95.77%	95.92%
PVMC 9	<3%	1.38%	1.33%	1.16%	1.28%	1.27%	1.28%	1.30%

Services to districts and head municipal districts

	Status as of December 31						Minimum Coverage Required by November 4,		
	Telasa 2001	Teleceará 2001	Telepisa 2001	Telern 2001	Telpa 2001	Telpe 2001	2000	2001	2002
Service offered in cities with population of:									
30,000 to 50,000	100%	87%	100%	100%	100%	96%	-	-	70%
50,000 to 75,000	100%	100%	100%	100%	100%	100%	-	80%	-
75,000 to 100,000	100%	100%	100%	100%	100%	100%	90%	-	-
100,000 to 200,000	100%	100%	100%	100%	100%	100%	-	-	-
More than 200,000 or state capital	100%	100%	100%	100%	100%	100%	-	-	-

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULLAR PARTICIPAÇÕES S.A.

Date: March 05, 2002

By ________________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer